Exhibit 99.1

Immunocore announces initial Phase 1 data of ImmTAC® candidate IMC-C103C targeting MAGE-A4

Clinical activity with confirmed durable responses in ovarian cancer and a confirmed durable response in HNSCC

Manageable safety profile

Biomarkers of T cell activation consistent and robust at doses ≥ 90 micrograms

First expansion in high grade serous ovarian cancer initiated

Immunocore to host a webcast today at 8:00 am E.T.

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 6 December 2021) Immunocore Holdings Plc (Nasdaq: IMCR), a late-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, infectious and autoimmune disease, today announces the initial Phase 1 data of IMC‑C103C, a bispecific T cell engager targeting MAGE-A4, in selected advanced solid tumors.

IMC-C103C was developed using the company’s innovative ImmTAC® technology platform and is being developed in partnership with Genentech, a member of the Roche Group.  The trial (IMC-C103C-101) includes a Phase 1 dose escalation to evaluate safety, maximum tolerated dose / expansion dose, and preliminary clinical activity. The initial Phase 1 data from this study is the subject of a presentation at the European Society of Medical Oncology Immuno-Oncology Congress.

The presentation includes data from 44 patients enrolled across 10 dose-escalation cohorts. Indications with high MAGE-A4 prevalence (eg. serous ovarian, synovial sarcoma) enrolled all-comers with retrospective MAGE-A4 testing by immunohistochemistry (IHC) while other indications required prospective confirmation of tumor MAGE-A4 expression by IHC.

IMC-C103C demonstrated a manageable safety profile. The most common any-grade, treatment-related adverse events were consistent with cytokine release syndrome, were dose dependent and rapidly resolved. The most common related grade 3 or grade 4 adverse event was neutropenia, typically at doses ≥ 90 micrograms. Neutropenia was reversible, with treatment interruption or G-CSF, and was not dose-limiting. None of the treatment-related AEs led to discontinuation or death.

IMC-C103C dose escalation began at 0.5 micrograms, the minimum anticipated biological effect level (MABEL), and includes 10 cohorts to date. Pharmacodynamic biomarkers of T cell activation were first observed at 15 micrograms and became consistent and robust at doses ≥ 90 micrograms. IMC-C103C treatment results in a substantial increase in T cell infiltration in tumor biopsies relative to baseline.

The most frequently enrolled patients had platinum relapsed/refractory ovarian cancer, who were enrolled regardless of their tumor MAGE-A4 protein expression. Most of these patients had low or no MAGE-A4 protein expression in their tumors as measured by IHC (median H score = 8). One ovarian cancer patient, with a very low MAGE protein expression, treated at a dose of < 90 micrograms, had a durable confirmed partial response (PR) with 8.3 months duration. An additional ovarian cancer patient at a dose of ≥ 90 micrograms, also with very low MAGE-A4 protein expression, has a confirmed partial response ongoing at 4.4+ months. One of the three non-ovarian cancer patients (head and neck squamous cell carcinoma) at a dose of ≥ 90 micrograms has a confirmed PR that is ongoing.

Immunocore Holdings plc, 92 Park Drive, Milton Park, Abingdon, Oxon, OX14 4RY, UK
T: +44 (0)1235 438600  |  www.immunocore.com
Registered in England no: 6456207  |  VAT No. GB 939 6694 55

“IMC-C103C is our second T cell engager to demonstrate durable clinical activity, now in multiple solid tumors,” stated Bahija Jallal, Chief Executive Officer. “We are highly encouraged to see these responses in ovarian and head and neck cancer. The durable PRs in ovarian cancer occur in heavily pre-treated patients even with low MAGE-A4 protein tumor expression. We have initiated an expansion arm in ovarian carcinoma, while we continue signal searching and determining the optimal dose in multiple solid tumors.”

Earlier this month, Immunocore initiated an expansion arm in high grade serous ovarian carcinoma at 140 micrograms. IMC-C103C-101 will continue to explore the optimal dose and evaluate clinical activity in multiple solid tumors. The company plans to present additional data from this program in 2022. IMC-C103C is part of a co-development / co-promotion collaboration with Genentech under which Immunocore shares program costs and profits equally.

Conference Call Information
Immunocore will host a live webcast and conference call today beginning at 8:00 am E.T. to discuss the results with Dr. Diwakar Davar, an assistant professor of medicine and a medical oncologist and hematologist at the University of Pittsburgh Medical Center (UPMC). A live webcast of the conference call will be available under “Events” in the Investor Relations section of Immunocore Holdings’ website at www.immunocore.com. The presentation from today’s call and the archived webcast will be available on Immunocore’s website after the conference call concludes and will be available for 30 days following the call.

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About Immunocore

Immunocore is a late-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. Immunocore’s most advanced oncology therapeutic candidate, tebentafusp, has demonstrated an overall survival benefit in a randomized Phase 3 clinical trial in metastatic uveal melanoma, a cancer that has historically proven to be insensitive to other immunotherapies.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but are not limited to, statements regarding the Company’s business strategy including the design, progress, timing, scope and results of the Company’s clinical trials including IMC-C103C and tebentafusp. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impacts of the COVID-19 pandemic on the Company’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; the risk that initial or interim results from a clinical trial may not be predictive of the final results of the trial or the results of future trials; changes in expected or existing competition; changes in the regulatory environment; and the uncertainties and timing of the regulatory approval process. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 25, 2021, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Debra Nielsen, Head of Communications
T: +1 (610) 368-8602
E: debra.nielsen@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/ Jessica Hodgson
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E: immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 215-384-4781
E: ir@immunocore.com